

Mail Stop 3720

October 5, 2006

Mr. Carl R. Ceragno
Chief Executive Officer and Chief Financial Officer
400C Lake Street
Ramsey, NJ 07446

   Re: Communications Research, Inc.
      Form 10-KSB for Fiscal Year Ended December 31, 2005
      Filed March 31, 2006

      Form 10-QSB for Fiscal Quarter Ended March 31, 2006
      File No. 0-50069

Dear Mr. Ceragno:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2005

Report of Independent Registered Public Accounting Firm, page F-1

1.   Your audit report indicates your auditors have audited the accompanying balance
        sheets as of December 31, 2005 and 2004. Ask your auditors to revise their audit
        report to indicate they have audited only the period included on your balance
        sheet.

Statements of Cash Flows, page F-6

2.   Revise your Statement of Cash Flows to reflect the cash and cash equivalents at
        the end of the period, as reported on your Balance Sheet. In addition, revise your
        Statement of Cash Flows to reflect the net loss as reported in the Statement of
        Operations.

Form 10-QSB for Fiscal Quarter Ended March 31, 2006

Note 4 – Significant Transactions, page 8

3.   We note that during the three months ended March 31, 2006 you issued $690,000
        in common stock to the Company's President and other employees for services
        rendered. You indicate in MD&A that the increase in G&A expenses represents
        the payment of back salaries and compensation for up to five years. It does not
        appear that you have recorded any liabilities for the compensation expense due to
        the officers and employees in prior years' financial statements. Revise your
        financial statements at December 31, 2005 to record these amounts as accrued
        liabilities, or tell us why these amounts do not represent liabilities to the company
        at that time.

* * * *

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under

Mr. Carl R. Ceragno
Communications Research, Inc.
October 5, 2006
Page 3

the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Dave Walz, Staff Accountant, at (202) 551-3358 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director